UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Regal Entertainment Group

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

758766 10 9

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758766 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,228,328

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 10,228,328

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,228,328

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.2%

12.	Type of Reporting Person (See Instructions) IA; OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,228,328

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 10,228,328

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,228,328

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.2%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Regal Entertainment Group (“Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices 7132 Regal Lane Knoxville, Tennessee 37918

Item 2.
(a)

Name of Person Filing
This Amendment No. 2 to Schedule 13G is filed by Oaktree Capital Management, LLC, a California limited liability company (“Oaktree”), and OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership of which Oaktree is the sole general partner (the “Oaktree Fund”).

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of Oaktree and the Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

	(c)	Citizenship Oaktree is a California limited liability company and the Oaktree Fund is a Delaware limited partnership.
	(d)	Title of Class of Securities Class A Common Stock, par value $0.001 per share (“Class A Common Stock”).
	(e)	CUSIP Number 758766 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
As of December 31, 2005:
(a)

Amount beneficially owned:

The Oaktree Fund beneficially owned 10,228,328 shares of Class A Common Stock through its ownership of 10,228,328 shares of Class B Common Stock, par value $0.001 per share, of Issuer, which are convertible into a like number of shares of Class A Common Stock.  Oaktree, as sole general partner of the Oaktree Fund, may be deemed to beneficially own the shares held by the Oaktree Fund because it has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Class A Common Stock.  Therefore, each of the Oaktree Fund and Oaktree may be deemed to share the power to vote and dispose of the shares of Class A Common Stock to which this statement relates.

(b) Percent of class: (1) Oaktree: 14.2% (2) Oaktree Fund: 14.2%
(c)

Number of shares as to which the person has:

The following indicates for each filing person the number of shares of Class A Common Stock as to which such person has the sole and/or shared power to vote or direct the vote of, or dispose or direct the disposition of:

(1) Oaktree:

(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 10,228,328
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 10,228,328

(2) Oaktree Fund:

(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 10,228,328
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 10,228,328

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit A, which identifies each member of the group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006	Oaktree Capital Management, LLC

	By:	/s/ John Frank
Name: John Frank
Title: Managing Principal and General Counsel

	By:	/s/ Jordon L. Kruse
Name: Jordon L. Kruse
Title: Senior Vice President

Date: February 13, 2006	OCM Principal Opportunities Fund II, L.P.

By: Oaktree Capital Management, LLC
Its: General Partner

		By:	/s/ John Frank
Name: John Frank
Title: Managing Principal and General Counsel

		By:	/s/ Jordon L. Kruse
Name: Jordon L. Kruse
Title: Senior Vice President

EXHIBIT INDEX

Exhibit A*	Identification of Group Members.

Exhibit B*	Joint Filing Agreement.

*Previously filed.